David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

June 12, 2023

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III (File Nos. 333-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), which were filed with the SEC on behalf of the Rayliant Quantamental China Equity ETF, Rayliant Quantitative Developed Market Equity ETF and Rayliant Quantamental Emerging Market Equity ETF (each, a “Fund” and together, the “Funds”), each a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on May 18, 2023. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. Please confirm supplementally that Rayliant does not act as investment adviser with respect to any fund having a similar investment objective to any of the Funds pursuant to Item 22(c)(10) of Schedule 14A.

Response. Rayliant confirms that it does not act as investment adviser to any fund having a similar investment objective to any of the Funds.

2.	Comment. Please clarify the reference to East West Bank’s “long term capital base.”

Response. The required change has been made.

3.	Comment. Please advise supplementally the differences between the New Fee Waiver Agreement and the Prior Fee Waiver Agreement.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Alison White, Esq.

June 12, 2023

Response. The New Fee Waiver Agreement is identical to the Prior Fee Waiver Agreement except with respect to the date.

4.	Comment. Under the heading “Board Considerations in Approving the New Agreement - Investment Performance of Rayliant,” please briefly summarize how the Funds’ performance compared to their benchmark indices and peer groups of mutual funds.

Response. The requested change has been made.

5.	Comment. Under the heading, “Board Considerations in Approving the New Agreement - Costs of Advisory Services, Profitability and Economies of Scale,” please briefly summarize how the Funds’ net and gross expense ratios and advisory fees compared to those paid by peer groups of mutual funds.

Response. The requested change has been made.

6.	Comment. Please revise the disclosure relating to broker non-votes to indicate that there will not be broker non-votes because the Proposal is non-routine.

Response. The requested change has been made.

7.	Comment. Please include Schedule A to the Form of Investment Advisory Agreement in Appendix A.

Response. The requested change has been made.

8.	Comment. Please revise the disclosure regarding the payment of solicitation expenses for consistency.

Response. The requested changes have been made.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
David W. Freese